Exhibit 99.1

InflaRx Announces Receipt of Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

Jena, Germany, July 11, 2025 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced that it has received a written notice (the “Notice”), dated July 11, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty (30) consecutive business days, the bid price for the Company’s common shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until January 7, 2026, to regain compliance. If the Company fails to regain compliance with the Minimum Bid Price Rule during this period, the Company may consider applying to transfer its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market, provided that the Company meets the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until July 6, 2026, to regain compliance. There can be no assurance that the Company would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant the Company’s request for continued listing.

The Notice has no immediate effect on the listing or trading of the Company’s common shares. The Company intends to monitor the bid price of its common shares and consider available options to regain compliance with the Minimum Bid Price Rule.

About InflaRx N.V.

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5a receptor technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies. InflaRx is also developing INF904, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:

InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

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